EXHIBIT 12.1
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2007	2006	2005	2004	2003
Interest expense per financial statements (1)	$38,146	$42,098	$44,165	$33,343	$6,762
Interest expense related to rent (2)	193	164	167	187	421

Total fixed charges	$38,339	$42,262	$44,332	$33,530	$7,183

Net income per financial statements	$23,704	$26,609	$22,591	$254,555	$58,389
Interest expense	38,146	42,098	44,165	33,343	6,762
Minority loss	236	183	139	137	400

Total earnings	$62,086	$68,890	$66,895	$288,035	$65,551

Ratio of earnings to fixed charges	1.6 x	1.6 x	1.5 x	8.6 x	9.1 x

(1)	Interest expense includes interest expense on ATM funding arrangements, borrowings and the amortization of capitalized debt issuance costs related to all borrowings.

(2)	One-third of all rental expense is deemed to be interest.